UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2025

Commission File Number: 001-38438

Spotify Technology S.A.
(Translation of registrant’s name into English)

33 Boulevard Prince Henri
L-1724 Luxembourg
Grand Duchy of Luxembourg
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Results of Annual General Meeting of the Company

Spotify Technology S.A. (the “Company”) held its 2025 annual general meeting of shareholders and holders of beneficiary certificates on April 9, 2025.  The Company’s shareholders and holders of beneficiary certificates considered the following proposals, each of which is described in greater detail in the Company’s proxy statement dated February 27, 2025.

1. Approval of the Company’s Annual Accounts and Consolidated Financial Statements

Based on the votes set forth below, the proposal to approve the Company’s annual accounts for the financial year ended December 31, 2024 and the Company’s consolidated financial statements for the financial year ended December 31, 2024 was approved.

For	Against	Abstain
485,409,573	97,784	1,054,555

2. Approval of Allocation of the Company’s Annual Results

Based on the votes set forth below, the proposal to approve allocation of the Company’s annual results for the financial year ended December 31, 2024 was approved.

For	Against	Abstain
486,422,047	79,224	60,641

3. Approval of Granting Discharge of Liability of the Board of Directors

Based on the votes set forth below, the proposal to grant discharge of the liability of the members of the Company’s board of directors (the “Board of Directors”) for, and in connection with, the financial year ended December 31, 2024 was approved.

For	Against	Abstain
483,780,724	938,676	1,842,512

4. Appointment of Directors

Based on the votes set forth below, the following directors were elected as members of the Board of Directors for the period ending at the general meeting approving the annual accounts for the financial year ending on December 31, 2025.

	For	Against	Abstain
Daniel Ek (A Director)	450,340,902	36,123,404	97,606
Martin Lorentzon (A Director)	439,825,127	46,612,716	124,069
Shishir Samir Mehrotra (A Director)	466,289,188	20,142,625	130,099
Christopher Marshall (B Director)	469,656,446	16,596,854	308,612
Barry McCarthy (B Director)	481,917,878	4,583,758	60,276
Heidi O’Neill (B Director)	468,801,245	17,514,871	245,796
Ted Sarandos (B Director)	483,114,842	3,381,692	65,378
Thomas Owen Staggs (B Director)	482,358,346	3,960,968	242,598
Mona Sutphen (B Director)	482,493,311	3,822,824	245,777
Padmasree Warrior (B Director)	482,619,288	3,701,211	241,413

5. Appointment of Independent Auditor

Based on the votes set forth below, the proposal to appoint Ernst & Young S.A. (Luxembourg) as the Company’s independent auditor for the period ending at the general meeting approving the annual accounts for the financial year ending on December 31, 2025 was approved.

For	Against	Abstain
485,794,467	716,578	50,867

6. Approval of 2025 Director Remuneration

Based on the votes set forth below, the proposal to approve the directors’ remuneration for the year 2025 was approved.

For	Against	Abstain
430,505,782	55,954,877	101,253

7. Authorization and Empowerment to Execute and Deliver Documents Required by Luxembourg Laws

Based on the votes set forth below, the proposal to authorize and empower each of Mr. Guy Harles and Mr. Alexandre Gobert to execute and deliver, under their sole signature, on behalf of the Company and with full power of substitution, any documents necessary or useful in connection with the annual filing and registration required by the Luxembourg laws.

For	Against	Abstain
486,458,144	43,778	59,990

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Spotify Technology S.A.

Date: April 9, 2025	By:	/s/ Christian Luiga
	Name:	Christian Luiga
	Title:	Chief Financial Officer